UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

McKESSON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

58155Q103

(CUSIP Number of Class of Securities)

Lori A. Schechter

McKesson Corporation

6555 State Hwy 161

Irving, TX 75039

Telephone: (972) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Alan F. Denenberg

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,776,324,153.80	$360,366.88

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock, par value $0.001, of Change Healthcare Inc. (as reported on the Nasdaq Global Select Market (“Nasdaq”) on February 4, 2020) into which shares of common stock, par value $0.001, of PF2 SpinCo, Inc. (“SpinCo”) being offered in exchange for shares of common stock, par value $0.01, of McKesson Corporation will be converted, and paid in connection with Change Healthcare Inc.’s Registration Statement on Form S-4, which was initially filed on February 4, 2020 (Registration No. 333-236234) (the “Change Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Change Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $364,022	Filing Party: Change Healthcare Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-236234).	Date Filed: February 4, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by McKesson Corporation (“McKesson”), a Delaware corporation. This Schedule TO relates to the offer by McKesson to exchange up to 175,995,192 shares of common stock, par value $0.001 per share (the “SpinCo Common Stock”), of its wholly-owned subsidiary, PF2 SpinCo, Inc. (“SpinCo”), a Delaware corporation, for shares of McKesson common stock, par value $0.01 (the “McKesson Common Stock”), that are validly tendered (and not properly withdrawn) in the Exchange Offer (as defined below). As promptly as practicable following the consummation of the Exchange Offer and, if the Exchange Offer is consummated but not all of the shares of SpinCo Common Stock owned by McKesson are exchanged, a subsequent pro rata distribution (the “spin-off”) of the remaining shares of SpinCo Common Stock owned by McKesson to holders of McKesson Common Stock whose shares remain outstanding after consummation of the Exchange Offer, SpinCo will merge with and into Change Healthcare Inc. (“Change”), whereby the separate corporate existence of SpinCo will cease and Change will continue as the surviving company (the “Merger”). In the Merger, each share of SpinCo Common Stock will automatically convert into one share of Change common stock, par value $0.001 (the “Change Common Stock”), on the terms and subject to the conditions set forth in the Prospectus, dated February 10, 2020 (the “Prospectus”) included in the Registration Statement (as defined below) and in the Letter of Transmittal and related instructions (the “Letter of Transmittal”), copies of which are attached hereto as Exhibit (a)(1)(i) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, SpinCo has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-236236) (as amended, the “Registration Statement”) to register the shares of SpinCo Common Stock offered in exchange for shares of McKesson Common Stock tendered in the Exchange Offer and the shares of SpinCo Common Stock to be distributed in the spin-off, if any. Change has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-236234) to register the shares of Change Common Stock into which shares of SpinCo Common Stock will be converted in the Merger. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer and the Transactions” and “Summary” are incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is McKesson Corporation. The principal executive offices of McKesson Corporation are located at 6555 State Hwy 161, Irving, Texas 75039. Its telephone number at such office is (972) 446-4800. Reference is made to the information set forth under the heading “Summary—The Companies” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of McKesson Common Stock are the subject securities in the Exchange Offer. Reference is made to the information relating to the McKesson Common Stock set forth under the heading “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference. As of February 1 2020, 177,081,017 shares of McKesson Common Stock were outstanding.

(c) Trading Market and Price. Reference is made to the information relating to the McKesson Common Stock set forth under the heading “Historical Common Stock Market Price and Dividend Data” in the Prospectus, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person is McKesson Corporation. The principal executive offices of McKesson Corporation are located at 6555 State Hwy 161, Irving, Texas 75039. Its telephone number at such office is (972) 446-4800. McKesson Corporation is both the filing person and the subject company.

Item 4. Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer and the Transactions,” “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation and Distribution Agreement,” “Other Agreements and Other Related Party Transactions,” “Description of Change Healthcare Inc. Capital Stock” and “Comparison of the Rights of Holders of McKesson Common Stock and Change Healthcare Inc. Common Stock” and the cover page of the Prospectus, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of McKesson Common Stock who validly tender and do not properly withdraw their shares of McKesson Common Stock in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of McKesson who is a holder of shares of McKesosn Common Stock may participate in the Exchange Offer on the same terms and conditions as all other McKesson stockholders.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Security Ownership of Certain Beneficial Owners,” “Security Ownership of Directors and Executive Officers,” “Related Party Transactions Policy and Transactions with Related Persons,” “Director Compensation” and “Executive Compensation” in McKesson’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the headings “Summary—McKesson’s Reasons for the Transactions” and “Summary—The Sponsors’ and Change’s Reasons for the Transactions” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of McKesson Common Stock acquired by McKesson in the Exchange Offer will be held as treasury stock.

(c) Plans. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer and the Transactions,” “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation and Distribution Agreement,” “Other Agreements and Other Related Party Transactions,” “Description of Change Healthcare Inc. Capital Stock” and “Comparison of the Rights of Holders of McKesson Common Stock and Change Healthcare Inc. Common Stock” and the cover page of the Prospectus, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation and Distribution Agreement” and “Other Agreements and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement” and “Other Agreements and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The table below sets forth as of February 1, 2020, unless otherwise indicated, information concerning the beneficial ownership of McKesson Common Stock by (i) each current director and each executive officer. Each person has sole voting and investment power over the shares reported, except as noted. As of February 1, 2020, there were 177,081,017 shares of McKesson Common Stock outstanding.

Name	Shares of Common Stock Beneficially Owned(1)		Percent of Class*
Dominic J. Caruso	2,489	(2)	*
N. Anthony Coles, M.D.	5,085	(2)	*
M. Christine Jacobs	25,261	(2)	*
Donald R. Knauss	6,010	(2)(4)	*
Marie L. Knowles	9,342	(2)	*
Bradley E. Lerman	2,958	(2)	*
Maria Martinez	1,022	(2)	*
Edward A. Mueller	21,836	(2)	*
Susan R. Salka	8,015	(2)(4)	*
Kenneth E. Washington	1,399	(2)	*
Tracy Faber	10,544	(3)	*
Nancy Flores	—		*
Bansi Nagji	60,043	(3)	*
Lori A. Schechter	83,244	(3)(4)	*
Brian S. Tyler	123,786	(3)(5)	*
Britt J. Vitalone	22,965	(3)(5)	*

All directors and executive officers as a group (16 persons)	383,999		*

*

Less than 1.0%. The number of shares beneficially owned and the percentage of shares beneficially owned are based on 177,080,906 shares of the Company’s common stock outstanding as of February 1, 2020 adjusted as required by the rules promulgated by the SEC. Shares of common stock that may be acquired by exercise of stock options or vesting of RSUs within 60 days of February 1, 2020 and vested RSUs that are not yet settled are deemed outstanding and beneficially owned by the person holding such stock options or RSUs for purposes of computing the number of shares and percentage beneficially owned, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

(1)

Except as otherwise indicated in the footnotes to this table, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2)

Includes vested RSUs or common stock units accrued under the 2013 Stock Plan, 2005 Stock Plan, Directors’ Deferred Compensation Administration Plan and the 1997 Non-Employee Directors’ Equity Compensation and Deferral Plan (the receipt of the underlying shares having been deferred) as follows: Mr. Caruso, 2,489 units; Dr. Coles, 3,789 units; Ms. Jacobs, 25,261 units; Mr. Knauss, 4,714 units; Ms. Knowles, 9,342 units; Mr. Lerman, 2,958 units; Ms. Martinez, 1,022 units; Mr. Mueller, 21,836 units; Ms. Salka, 6,010 units; Dr. Washington, 1,399 units; and all directors, executive officers as a group, 78,820 units. Directors and executive officers have neither voting nor investment power with respect to such units.

(3)

Includes shares that may be acquired by exercise of stock options within 60 days of February 1, 2020, as follows: Ms. Faber, 10,252 shares; Mr. Nagji, 55,238 shares; Ms. Schecter, 70,140 shares; Mr. Tyler, 111,384 shares; Mr. Vitalone, 21,377 shares and all executive officers as a group, 268,391 shares.

(4)

Includes shares held by immediate family members who share a household with the named person, by family trusts as to which the named person and his or her spouse have shared voting and investment power, or by an independent trust for which the named person disclaims beneficial ownership as follows: Mr. Knauss, 1,296 shares; Ms. Salka, 2,005 shares; Ms. Schechter, 12,922 shares; and all directors and executive officers as a group, 16,223 shares.

(5)

Includes shares held under the Company’s 401(k) Retirement Savings Plan as of February 1, 2020, as follows: Mr. Tyler, 210 shares; Mr. Vitalone, 537 shares; and all executive officers as a group, 747 shares.

(b) Securities Transactions. Based on the information available to McKesson as of February 7, 2020, the following table sets forth the transactions in McKesson Common Stock by McKesson and directors and executive officers of McKesson in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Description of Transaction
Nancy Flores	2/7/2020	10,876 shares of Common Stock	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Lori Schechter	1/31/2020	182 shares of Common Stock	Acquisition of shares pursuant to McKesson’s employee stock purchase plan

Brian Tyler	1/15/2020	4,062 shares of Common Stock	Exercise of 4,062 stock options (at exercise price of $118.41) and sale of underlying shares (at prices ranging from $150.95 to $155.015) under a previously adopted plan dated November 4, 2019 in compliance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. None

Item 10. Financial Statements.

(a) Financial Information. Reference is made to the information set forth under Item 8 of McKesson’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019, filed with the SEC on May 15, 2019 (the “McKesson 10-K”), including the audited financial statements of McKesson as of March 31, 2019, 2018 and 2017, and for the years ended March 31, 2019, 2018 and 2017, and the information relating to McKesson set forth in the section of the Prospectus entitled “Historical Per Share Data, Market Price and Dividend Data,” which is incorporated herein by reference. Reference is also made to the McKesson Quarterly Report on Form 10-Q, filed with the SEC on August 1, 2019, the McKesson Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2019 and the McKesson Quarterly Report on Form 10-Q, filed with the SEC on February 4, 2020, which are incorporated herein by reference.

This document incorporates by reference important business and financial information about McKesson from documents filed with the SEC that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”). You also may ask any questions about this exchange offer or request copies of the exchange offer documents from McKesson, without charge, upon written or oral request to McKesson’s information agent, D.F. King & Co., Inc., at 48 Wall Street, New York NY 10005 or by calling 866-304-5477 (toll-free for all stockholders in the United States) or 212-269-5550 (outside the United States).

(b) Pro Forma Information. Reference is made to the information set forth under the headings “Summary Historical and Pro Forma Financial Data” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Historical Per Share Data, Market Price and Dividend Data” in the Prospectus, which is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation and Distribution Agreement,” “Regulatory Matters,” “Information on McKesson,” “Information on SpinCo” and “Other Agreements and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

(3) Reference is made to the information set forth under the headings “Summary,” The Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Separation and Distribution Agreement” in the Prospectus, which is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Notice of Guaranteed Delivery for McKesson Common Stock (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Withdrawal of McKesson Common Stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Form of Letter to McKesson 401(k) Plan Participants (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated February 10, 2020 (incorporated by reference to the Registration Statement)

(a)(5)	Press Release by McKesson Corporation, dated February 10, 2020

(b)	None

(c)	None

(d)(i)	Agreement and Plan of Merger, dated as of December 20, 2016, among Change Healthcare Inc. (formerly HCIT Holdings, Inc.), McKesson Corporation and PF2 SpinCo, Inc. (formerly PF2 SpinCo LLC) (incorporated by reference to Exhibit 2.1 to the Registration Statement)

(d)(ii)	Agreement of Contribution and Sale, dated as of June 28, 2016, by and among McKesson Corporation, Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.), PF2 NewCo LLC, PF2 NewCo Intermediate Holdings, LLC, PF2 NewCo Holdings, LLC, Change Aggregator L.P., H&F Echo Holdings, L.P. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(d)(iii)	Amendment No. 1 to Agreement of Contribution and Sale, dated as of March 1, 2017, by and among Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.), Change Healthcare LLC (formerly PF2 NewCo LLC), Change Healthcare Intermediate Holdings, LLC (formerly PF2 NewCo Intermediate Holdings, LLC), Change Healthcare Holdings, LLC (formerly PF2 NewCo Holdings, LLC), certain affiliates of The Blackstone Group, L.P., certain affiliates of Hellman & Friedman LLC and McKesson Corporation (incorporated by reference to Exhibit 2.3 to the Registration Statement)

(d)(iv)

Separation and Distribution Agreement, dated as of February 10, 2020, by and between McKesson Corporation, PF2 SpinCo, Inc., Change Healthcare Inc., Change Healthcare LLC, Change

Healthcare Intermediate Holdings, LLC and Change Healthcare Holdings, LLC (incorporated by reference to Exhibit 2.4 to the Registration Statement)

(d)(v)	Third Amended and Restated Limited Liability Company Agreement of Change Healthcare LLC, dated as of March 1, 2017 (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(vi)	Tax Receivable Agreement, dated as of March 1, 2017, among Change Healthcare LLC, PF2 IP LLC, PF2 PST Services, Inc., McKesson Corporation and Change Healthcare Inc. (formerly HCIT Holdings, Inc.) (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(vii)

Registration Rights Agreement, dated as of March 1, 2017, among Change Healthcare LLC, the

Company Parties, the MCK Members, the Sponsor Holders (each, as defined therein) and Change

Healthcare Inc. (formerly HCIT Holdings, Inc.) (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(d)(viii)

Stockholders Agreement, dated as of March 1, 2017, among Change Healthcare Inc. (formerly

HCIT Holdings, Inc.), Change Healthcare LLC, McKesson Corporation and the Sponsors, Other

Investors and Managers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement)

(d)(ix)	Form of Tax Matters Agreement between McKesson Corporation, PF2 SpinCo Inc., Change Healthcare Inc., Change Healthcare LLC, and Change Healthcare Holdings, LLC (incorporated by reference to Exhibit 10.16 of the Registration Statement)

(d)(x)	Amended and Restated Letter Agreement Relating to Agreement of Contribution and Sale, dated as of September 28, 2018, among McKesson Corporation, the McK Members (as defined therein), Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare LLC and Change Healthcare Holdings LLC (incorporated by reference to Exhibit 10.17 of the Registration Statement)

(d)(xi)

Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and

Change Healthcare LLC (McKesson Corporation as service provider to Change Healthcare LLC) (incorporated by reference to Exhibit 10.19 of the Registration Statement)

(d)(xii)

Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and

Change Healthcare LLC (Change Healthcare LLC as service provider to McKesson Corporation) (incorporated by reference to Exhibit 10.20 of the Registration Statement)

(d)(xiii)

Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and

Change Healthcare LLC (Change Healthcare LLC as service provider to the McKesson EIS

Business (as defined therein)) (incorporated by reference to Exhibit 10.21 of the Registration Statement)

(d)(xiv)

Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and

Change Healthcare LLC (McKesson Corporation as service provider on behalf of the McKesson

EIS Business (as defined therein) to Change Healthcare LLC) (incorporated by reference to Exhibit 10.22 of the Registration Statement)

(d)(xv)

Cross License Agreement, dated as of March 1, 2017, by and among Change Healthcare LLC

(formerly PF2 NewCo LLC), eRx Network, LLC and McKesson Corporation (incorporated by reference to Exhibit 10.23 of the Registration Statement)

(d)(xvi)

Waiver and Amendment by and among Change Healthcare Inc., Change Healthcare LLC,

McKesson Corporation, Change Healthcare Solutions, LLC and the requisite holders of Echo

Shares to Stockholders Agreement, by and among Change Healthcare Inc. (formerly HCIT

Holdings, Inc.), Change Healthcare LLC, McKesson Corporation and the Sponsors, Other

Investors and Managers named therein, dated as of March 1, 2017, Third Amended and Restated

Limited Liability Company Agreement of Change Healthcare LLC, dated as of March 1, 2017 and

Option to Enter into a Purchase Agreement by and among the Connect Parties named therein, the

Company Parties named therein, the Sponsors named therein and the Echo Shareholders named therein, dated as of February 28, 2017 (incorporated by reference to Exhibit 10.30 of the Registration Statement)

(e)	None

(f)	None

(g)	None

(h)(i)	Opinion of Davis Polk & Wardwell LLP as to certain tax matters related to the Distribution (incorporated by reference to Exhibit 8.1 to the Registration Statement)

(h)(ii)	Opinion of Davis Polk & Wardwell LLP as to certain tax matters related to the Merger (incorporated by reference to Exhibit 8.2 to the Registration Statement)

Item 13. Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

McKesson Corporation

By:	/s/ Britt J. Vitalone
Name: Title:	Britt J. Vitalone Executive Vice President and Chief Financial Officer

[Signature Page to SC-TO-I]